

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 29, 2016

Via E-mail
Ms. Maria Hilado
Chief Financial Officer
Allergan plc
Clonshaugh Business and Technology Park
Coolock, Dublin, D17 E400, Ireland

Re: Allergan plc
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 4, 2016
File No. 001-36867

Dear Ms. Hilado:

        We have limited our review to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to the comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide, we may have additional comments.

Note 15 — Income Taxes, page 49

1. Please tell us more surrounding the increase in the Company's non-current deferred tax liability during the nine months ended September 30, 2016 which you indicate was primarily due to the reversal of deferred tax assets related to investments in certain U.S. subsidiaries. Tell us the basis for recording the deferred tax assets, which from Note 5 appears to have been recorded in 2015, and why these assets were reversed upon the closing of the Teva Transaction.

2. Please provide us the following information regarding your accrual for income taxes, including withholding taxes, for certain pre-acquisition earnings primarily related to the Forest and Allergan acquisitions:
    *   Tell us the amount and jurisdiction of the pre-acquisition earnings that were determined to no longer be indefinitely reinvested as of the respective acquisition

dates and September 30, 2016 and to what jurisdiction the earnings would be repatriated.

- Tell us how you determined the amount of the tax accrual for the pre-acquisition earnings in preceding bullet as of the acquisition dates and September 30, 2016.
- Tell us the amount, if any, of pre-acquisition earnings of Forest and Allergan that continued to be indefinitely reinvested upon your acquisition of Forest and Allergan.
- Provide us a discussion of your plans, if any, including timing, amount and purpose to repatriate the pre-acquisition earnings of Forest and Allergan as of the acquisition dates and September 30, 2016, and whether you have remitted any pre-acquisition earnings to date. Also, explain to us the differences in facts and circumstances that led you to not record a deferred tax liability for their post-acquisition earnings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance